Exhibit 1.01

Garmin Ltd.

Conflict Minerals Report

For the Year Ended December 31, 2025

Introduction

This Report for the reporting period beginning on January 1, 2025 and ending on December 31, 2025 has been prepared pursuant to Rule 13p-1 (the "SEC Rule") under the Securities Exchange Act of 1934, as amended, and based upon reliance on guidance provided by the staff of the Securities and Exchange Commission on April 7, 2017.

Garmin Ltd. and its subsidiaries (collectively, we, our, us, the Company or Garmin) is a leading worldwide producer of innovative products, many of which feature Global Positioning System (GPS) navigation, services and applications. Garmin is organized in the five operating segments of fitness, outdoor, aviation, marine, and automotive OEM, which represent the primary markets served by the Company. The product categories for each of the segments include:

(a)
Fitness. Garmin currently offers running devices, smartwatch devices, scales and monitors, sports timing and performance analysis solutions, and cycling products, which include cycling computers, indoor cycling equipment, cycling power meters, and cycling lights and awareness products.

(b)
Outdoor. Garmin currently offers adventure watches, outdoor handheld and satellite communication devices, golf devices, consumer automotive navigation devices, dive devices, and field products including sportsman devices, dog tracking and training devices, and equine wellness systems.

(c)
Aviation. Garmin currently offers integrated fight decks, electronic flight displays and instrumentation, navigation and communication products, automatic flight control systems, audio control systems, engine indication systems, traffic awareness and avoidance solutions, ADS-B and transponder solutions, weather information and avoidance solutions, datalink and connectivity solutions, portable GPS navigators and wearables, and aviation services.

(d)
Marine. Garmin currently offers chartplotters, cartography products, fishfinder devices, sonar systems, autopilot systems, radars, marine instruments, marine communication radios, marine handheld and wearable devices, sailing instruments, audio systems, digital switching products, trolling motors, and marine lighting systems.

(e)
Automotive Original Equipment Manufacturer (OEM). Garmin currently offers domain controllers, infotainment units, and other automotive OEM solutions.

This Report describes the processes undertaken during 2025 for Garmin products that contain gold, columbite-tantalite (coltan), cassiterite, wolframite, and their derivatives, tantalum, tin and tungsten (collectively, the "Covered Minerals").

Garmin supports an industry-wide approach to addressing social responsibility issues throughout the supply chain. As part of this approach, Garmin collaborates with others in the industry through its participation in the Responsible Minerals Initiative ("RMI").

Garmin Ltd.

Conflict Minerals Report

For the Year Ended December 31, 2025

The RMI is an industry-wide initiative to develop control systems regarding smelters and refiners through independently validated audits under the RMI's Responsible Minerals Assurance Process ("RMAP"). The RMI's RMAP uses an independent third-party assessment of smelter/refiner management systems and sourcing practices to validate conformance with RMAP standards. These RMAP standards are designed to meet the requirements of, among other things, the OECD Guidance (as described below under 'Due Diligence'). The RMI publishes online a list of smelters and refiners that meet the standards of the RMAP assessment.

In addition, the RMI developed the Conflict Minerals Reporting Template (the "CMRT") to standardize the collection and transfer of information through the supply chain regarding mineral country of origin and the identity of smelters and refiners being utilized.

Garmin utilizes Claigan Environmental Inc. (“Claigan”) for executing the Reasonable Country of Origin Inquiry (RCOI) and smelter due diligence process.

Reasonable Country of Origin Inquiry

Step 1 of the OECD Guidance: Establish Strong Company Management Systems

Garmin adopted a Conflict Minerals Policy (the "Policy"), which is publicly available on our website at www.garmin.com/conflictminerals. As stated in the Policy, Garmin expects each of its suppliers to do all of the following:

(a)
Adopt a policy of responsible sourcing of minerals and pass this requirement through its supply chain;
(b)
Implement due diligence processes and mitigation plans to support that policy;
(c)
Train and instruct applicable employees regarding responsible sourcing policies, due diligence processes and mitigation plans;
(d)
Comply with our Supplier Code of Conduct (www.garmin.com/suppliercodeofconduct) and Supplier Expectations;
(e)
Source materials from socially responsible suppliers; and
(f)
Complete and return to us the CMRT in a timely manner and provide us all other information we may request regarding the sourcing of minerals in products supplied to Garmin.

Garmin’s Conflict Minerals Policy sets forth a grievance mechanism for concerns and violations of the Policy to be reported to Garmin Ltd.’s Board of Directors through Garmin's chief compliance officer.

Garmin also established a steering committee comprised of senior executive officers to oversee Garmin’s conflict minerals program. Garmin established a multi-disciplinary working group of Garmin employees to develop and implement Garmin’s conflict minerals program under the oversight of the steering committee.

Garmin Ltd.

Conflict Minerals Report

For the Year Ended December 31, 2025

Step 2 of the OECD Guidance: Identify and Assess Risk in the Supply Chain

In 2025, Garmin identified 809 suppliers and manufacturers that provide products to Garmin that contain or might reasonably be expected to contain one or more of the Covered Minerals. Garmin engaged Claigan to assist in the collection of data from those suppliers and manufacturers. Through Claigan, Garmin informed suppliers and manufacturers about the SEC Rule and requested that recipients complete and submit a CMRT, including all smelter/refiner information for any of the Covered Minerals contained in their products.

Garmin determined that it had reason to believe that Covered Minerals included in its products may have originated in the Democratic Republic of Congo or an adjoining country (each, a "Covered Country") and are not from recycled or scrap sources. Therefore, Garmin undertook due diligence measures on the source and chain of custody of Covered Minerals included in its products, as described below.

Due Diligence

Design of Due Diligence

Garmin designed its due diligence measures in conformance with the due diligence related steps of the Organisation for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as further set forth in the specific guidance for downstream companies contained in the supplements on tin, tantalum, tungsten and gold (the "OECD Guidance"). Garmin's actions with respect to Step 1 ('Establish Strong Company Management Systems') and Step 2 ('Identify and Assess Risk in the Supply Chain') of the OECD Guidance are described above.

Due Diligence Measures Performed

Step 3 of the OECD Guidance: Design and Implement a Strategy to Respond to Identified Risks

In 2025, CMRTs submitted by suppliers and manufacturers were reviewed using industry-standard acceptance criteria selected by Claigan. CMRTs that satisfied the acceptance criteria were then compared against the RMI's published list of smelters and refiners that meet the standards of the RMAP assessment.

Garmin and Claigan have procedures to follow-up with suppliers who submitted a CMRT that did not satisfy Garmin's expectations and the applicable acceptance criteria. In addition, Garmin and Claigan have procedures for following up and escalating with suppliers and manufacturers who do not submit a completed CMRT by our response deadline. Suppliers and manufacturers were informed that a failure to respond adequately and within established deadlines could adversely affect their supplier rating and could result in corrective action.

Garmin Ltd.

Conflict Minerals Report

For the Year Ended December 31, 2025

Step 4 of the OECD Guidance: Support the Development and Implementation of Independent Third-Party Audits

As stated above, Garmin supports an industry-wide initiative to perform independent third-party audits of the due diligence and procurement activities of smelters and refiners through Garmin’s membership and participation during 2025 in the RMI.

Step 5 of the OECD Guidance: Report Annually on Supply Chain Due Diligence

As required under the SEC Rule, Garmin files annually with the SEC its Conflict Minerals Report on Form SD. Garmin also publishes annually its Conflict Minerals Report on its website at www.garmin.com/sustainability/reports-policies. The content of any website referenced in this Report is not incorporated by reference into this Report.

Garmin believes that our membership and participation in the RMI during 2025, our requests of suppliers to complete and submit the CMRT, our due diligence measures described above, and the policies and expectations set forth in our Conflict Minerals Policy, Supplier Code of Conduct and supplier contracts constitute the most reasonable efforts Garmin can undertake to determine the mine or location of origin of Covered Minerals in our supply chain.